FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 4, 2004

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EQUANT ANNOUNCES 2003 REVENUES

  Total revenues of $2,949 million in line with guidance; approximately 1 percent below 2002.

  Network Services direct revenues grew by 8.3 percent and now represents 46 percent of total revenues.

  Decrease in revenues from Indirect Channels, particularly SITA which was negatively impacted by the previously announced expiry of the minimum revenue commitment.

AMSTERDAM, The Netherlands (Feb. 3, 2004) - Equant (NYSE: ENT) (Euronext Paris: EQU) today announced its revenues for the full year 2003. Full year results will be released after the markets close in New York on Feb. 11, 2004.

Total Revenues:
(French GAAP; Unaudited; US dollars in millions)	2003 Actual	2002 Actual(1)	% Better/ (Worse)
Network Services:- Direct and FT Transpac	1,348	1,245	8.3
Network Services:- Indirect (2)	259	322	(19.7)
Total Network Services	1,607	1,567	2.6
Fulfillment	167	135	23.5
Messaging, Hosting and Security	133	122	8.6
Other Integration Services	177	196	(9.7)
Total Integration Services	477	453	5.1
Other Services	224	239	(6.2)
SITA Contract	641	714	(10.2)
Total Revenues	2,949	2,973	(0.8)

(1) Reflects the reclassification of revenues of FT Transpac from Indirect to Direct.
(2) Network Services:- Indirect refers to revenues through Sprint, Deutsche Telekom, Radianz and other wholesale channels.

The company's revenues for 2003 of $2,949 million were in line with guidance; approximately 1 percent below 2002. Compared with 2002, foreign exchange movements had a positive effect of $129 million on the company's revenues driven in particular by the sharp appreciation of the euro against the U.S. dollar.

Revenues in 2003 reflected the company's strategy of developing its direct sales and expanding its services offering, leading to significant growth in Direct Network Services. This growth was offset by a decrease in revenues from other business lines, in particular Indirect Network Services and the SITA contract, which, as expected, saw the expiry of the minimum revenue commitment at the end of June 2003.

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Equant, page 2

During the year, the company announced numerous multimillion dollar contracts with major customers including: APL, Baker & McKenzie, Electrolux, Esselte, Kuehne and Nagel, Le Meridien, Merck KgaA, The Netherlands Ministry of Foreign Affairs and ZF Friedrichshafen. In September, the company signed a major outsourcing contract with Zurich Financial Services, which is one of the largest contracts ever secured by its direct sales force.

In 2003, the company also expanded its portfolio of solutions, in line with its strategy of providing a wide range of integrated communication services by leveraging its leadership in core network solutions. The company enhanced its Network Services' portfolio by introducing Broadband DSL Access and Secure Corporate Access to the public Internet to strengthen its high-end IP VPN offer. For Integration Services and Other Services, the company strengthened its managed solutions portfolio, with Managed Intrusion Detection Service, Cache Management Service and new features in its Managed Messaging Services. The company further enhanced its Convergence Solutions with GPRS Access and Video over IP.

Revenues by Line of Business

Revenue details ( Unaudited; U.S. dollars in millions):

Network Services

Revenues for Network Services increased 2.6 percent to $1,607 million. The company's Network Services direct revenues in 2003 increased by 8.3 percent compared with 2002, with strong growth in Western Europe.

Network Services indirect channel revenues decreased by 19.7 percent to $259 million in 2003 compared with 2002. The decline was mainly due to a reduction in billings to Sprint, Deutsche Telekom and Radianz.

Integration Services

Revenues from Integration Services increased 5.1 percent to $477 million in 2003. Compared with 2002, fulfillment revenues increased by 23.5 percent with most regions showing good growth. Messaging, Hosting and Security revenues grew by 8.6 percent in 2003 compared with 2002. This increase reflects underlying growth in the revenues from the company's direct customers as well as the benefits of positive currency movements but lower revenues from FT Transpac. In 2003, revenues from Other Integration Services showed a decline of 9.7 percent compared with 2002, mainly as a result of weak demand in the U.S. for small enterprise contracted computer maintenance.

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Equant, page 3

Other Services

Revenues from other services totaled $224 million in 2003, compared with $239 million in 2002. The decrease reflects the planned reduction in circuit-switched voice together with reduced product management fees from France Telecom Transpac.

SITA

Revenues from SITA were $641 million in 2003 declining from $714 million in 2002, mainly due to the expiry of the minimum revenue commitment. An agreement setting out the revised pricing arrangements with SITA was signed on Oct. 16, 2003.

Equant will host a conference call for investors and analysts on Feb. 12, 2004 at 10 a.m. EST and 4 p.m. CET to discuss Equant's revenues and results.

The call can be accessed via the Equant Web site at www.equant.com or by dialing +1-913-981-5568 in North America or +44-20-7784-1005 in Europe and in France +33-1-70-70-60-60. A replay will be available through midnight EST, Monday, Feb. 16, 2004 and can be accessed by dialing +1-719-457-0820. The passcode is 407217.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise - including unmatched seamless network reach in 220 countries and territories and local support in more than 165 countries - with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,000 global businesses today. Equant, a subsidiary of France Telecom, was named Best Global Carrier 2003 and Best Managed Service 2003 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

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This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:

Equant Media Relations	Equant Investor Relations
Global and Europe	Ashley Rayfield +44 208 321 4581 ashley.rayfield@equant.com
Frédéric Gielec +33 1 46 46 21 89 frederic.gielec@equant.com

North and Latin America	Isabelle Guibert +33 1 46 46 99 53 isabelle.guibert@equant.com
Fredric Emmert +1 571 643 7114 fredric.emmert@equant.com

Asia Pacific Australasia
Shirley Ng +65 335 6730 shirley.ng@equant.com

France Telecom
Nilou du Castel Head of France Telecom Group press office +33 1 44 44 93 93 nilou.ducastel.@francetelecom.com

Caroline Chaize Service de Presse Groupe France Telecom + 33 1 44 44 93 93 caroline.chaize@francetelecom.com